UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*


Meridian Insurance Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
589644-10-3
(CUSIP Number)
June 30, 1998
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G


CUSIP No. 589644-10-3


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      American Union Financial Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5     SOLE VOTING POWER
      0

6     SHARED VOTING POWER
      0

7     SOLE DISPOSITIVE POWER
      0

8     SHARED DISPOSITIVE POWER
      0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
       [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0%

12     TYPE OF REPORTING PERSON*
       HC


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gregory M. Shepard

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0

6     SHARED VOTING POWER
      0

7     SOLE DISPOSITIVE POWER
      0

8     SHARED DISPOSITIVE POWER
      0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
       [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0%

12     TYPE OF REPORTING PERSON*
       HC

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Tracy M. Shepard

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0

6     SHARED VOTING POWER
      0

7     SOLE DISPOSITIVE POWER
      0

8     SHARED DISPOSITIVE POWER
      0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
       [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0%
12     TYPE OF REPORTING PERSON*
       HC

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Direct Auto Insurance Company (formerly "Union Automobile
      Insurance Company")

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0

6     SHARED VOTING POWER
      0

7     SOLE DISPOSITIVE POWER
      0

8     SHARED DISPOSITIVE POWER
      0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
       [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0%

12     TYPE OF REPORTING PERSON*
       IC        CO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      American Union Life Insurance Company

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0

6     SHARED VOTING POWER
      0

7     SOLE DISPOSITIVE POWER
      0

8     SHARED DISPOSITIVE POWER
      0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*
      [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0%

12     TYPE OF REPORTING PERSON*
       IC        CO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Direct Auto Indemnity Company (formerly "Prairie State
      Farmers Insurance Company")

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      0

6     SHARED VOTING POWER
      0

7     SOLE DISPOSITIVE POWER
      0

8     SHARED DISPOSITIVE POWER
      0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
       [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0%

12     TYPE OF REPORTING PERSON*
       IC        CO

Item 1(a).     Name of Issuer:
          Meridian Insurance Group, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
          2955 North Meridian Street
          Indianapolis, IN  46206

Item 2(a).     Name of Person Filing:
Item 2(b).     Address of Principal Business Office:
Item 2(c).     Citizenship:

This statement is filed jointly by the following persons
(collectively, the "Reporting Persons"):

          Gregory M. Shepard
          c/o American Union Financial Corporation
          303 East Washington Street
          Bloomington, IL  61701
          (United States Citizen)

          Tracy M. Shepard
          c/o American Union Financial Corporation
          303 East Washington Street
          Bloomington, IL  61701
          (United States Citizen)

          American Union Financial Corporation
          303 East Washington Street
          Bloomington, IL  61701
          (Illinois corporation)

          Direct Auto Insurance Company
          (formerly "Union Automobile Insurance Company")
          303 East Washington Street
          Bloomington, IL  61701
          (Illinois corporation)

          American Union Life Insurance Company
          303 East Washington Street
          Bloomington, IL  61701
          (Illinois corporation)

          Direct Auto Indemnity Company
          (formerly "Prairie State Farmers Insurance Company")
          303 East Washington Street
          Bloomington, IL  61701
          (Illinois corporation)

Item 2(d).     Title of Class of Securities:
               Common Stock, no par value

Item 2(e).     CUSIP Number
               589644-10-3

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is
          a(n):
(a)     [ ]     Broker or Dealer registered under Section
                15 of the Act (15 U.S.C. 78o);
                Not applicable

(b)     [ ]     Bank as defined in Section 3(a)(6) of the
                Act (15 U.S.C. 78c);
                Not applicable

(c)     [X]     Insurance Company as defined in Section
                3(a)(19) of the Act (15 U.S.C. 78c);
                Direct Auto Insurance Company
                (formerly "Union Automobile Insurance Company")
                American Union Life Insurance Company
                Direct Auto Indemnity Company
                (formerly "Prairie State Farmers
                Insurance Company")

(d)     [ ]     Investment Company registered under Section 8 of
                the Investment Company Act of 1940 (15 U.S.C. 80a-
                8);
                Not applicable

(e)     [ ]     Investment Adviser registered under Section 240.13d-
                1(b)(1)(ii)(E);
                Not applicable

(f)     [ ]     Employee Benefit Plan or Endowment Fund in
                accordance with Section 240.13d-1(b)(1)(ii)(F);
                Not applicable

(g)     [X]     Parent Holding Company or Control Person in
                accordance with Section 240.13d-1(b)(ii)(G);
                Gregory M. Shepard and Tracy M. Shepard
                (individuals who may be deemed to control American
                Union Financial Corporation)
                American Union Financial Corporation

(h)     [ ]     Savings Associations as defined in Section 3(b) of
                the Federal Deposit Insurance Act (12 U.S.C. 1813);
                Not applicable

(i)     [ ]     Church Plan that is excluded from the definition of
                an Investment Company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                Not applicable

(j)     [ ]     Group, in accordance with Section 240.13d-1(b)(ii)(J).

Item 4.     Ownership:

The current beneficial ownership effective as of June 30, 1998, and as of the date of the filing hereof of the subject securities is as follows:(1)

Gregory M. Shepard

(a)     Amount Beneficially Owned:    0

(b)     Percent of Class:  0%**

(c)     Number of shares as to which person has:

        (i)     sole power to vote or to direct the vote:  0

        (ii)     shared power to vote or to direct the vote:  0

        (iii)     sole power to dispose or to direct the
                  disposition of:  0

        (iv)     shared power to dispose or to direct the
                 disposition of:  0

Tracy M. Shepard

(a)     Amount Beneficially Owned:  0

(b)     Percent of Class:  0%**

(c)     Number of shares as to which person has:

        (i)     sole power to vote or to direct the vote:  0

        (ii)     shared power to vote or to direct the vote: 0

        (iii)     sole power to dispose or to direct the
                  disposition of:  0

        (iv)     shared power to dispose or to direct the
                 disposition of:  0

American Union Financial Corporation

(a)     Amount Beneficially Owned:  0

(b)     Percent of Class:  0%**

(c)     Number of shares as to which person has:

        (i)     sole power to vote or to direct the vote:  0

        (ii)     shared power to vote or to direct the vote: 0

        (iii)     sole power to dispose or to direct the
                  disposition of:  0

        (iv)     shared power to dispose or to direct the
                 disposition of:  0

Direct Auto Insurance Company (formerly "Union Automobile Insurance
Company")

(a)     Amount Beneficially Owned:  0

(b)     Percent of Class:  0%**

(c)     Number of shares as to which person has:

        (i)     sole power to vote or to direct the vote:  0

        (ii)     shared power to vote or to direct the vote: 0

        (iii)     sole power to dispose or to direct the
                  disposition of:  0

        (iv)     shared power to dispose or to direct the
                 disposition of:  0

American Union Life Insurance Company

(a)     Amount Beneficially Owned:  0

(b)     Percent of Class:  0%**

(c)     Number of shares as to which person has:

        (i)     sole power to vote or to direct the vote:  0

        (ii)     shared power to vote or to direct the vote: 0

        (iii)     sole power to dispose or to direct the
                  disposition of:  0

        (iv)     shared power to dispose or to direct the
                 disposition of:  0

Direct Auto Indemnity Company (formerly "Prairie State Farmers
Insurance Company")

(a)     Amount Beneficially Owned:  0

(b)     Percent of Class:  0%**

(c)     Number of shares as to which person has:

        (i)     sole power to vote or to direct the vote:  0

        (ii)     shared power to vote or to direct the vote: 0

        (iii)     sole power to dispose or to direct the
                  disposition of:  0

        (iv)     shared power to dispose or to direct the
                 disposition of:  0

**     Percentage based on 6,641,519 shares of the Issuer's Common
Stock outstanding as of March 31, 1998.

Item 5.     Ownership of Five Percent or less of a Class:

As of June 30, 1998, the following Reporting Persons have ceased to be the beneficial owner of more than 5% of the Common Stock of the
Issuer: American Union Financial Corporation, Gregory M.
Shepard,(2) Tracy M. Shepard, Direct Auto Insurance Company
(formerly "Union Automobile Insurance Company"), and American Union Life Insurance Company.

Item 6.     Ownership of More than Five Percent on Behalf of
Another Person:

Not applicable

Item 7.     Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding
Company:

Not applicable

Item 8.     Identification and Classification of Members of the
Group:

Not applicable

Item 9.     Notice of Dissolution of Group:

Not applicable

Item 10.     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of July, 1998.

/s/ Tracy M. Shepard
Tracy M. Shepard

/s/ Gregory M. Shepard
Gregory M. Shepard

American Union Financial Corporation
By /s/ Gregory M. Shepard
Gregory M. Shepard, President

Direct Auto Insurance Company
(formerly "Union Automobile Insurance Company")
By /s/ Gregory M. Shepard
Gregory M. Shepard, President

American Union Life Insurance Company
By /s/ Gregory M. Shepard
Gregory M. Shepard, President

Direct Auto Indemnity Company
(formerly "Prairie State Farmers Insurance Company")
By /s/ Gregory M. Shepard
Gregory M. Shepard, President

(1) Gregory M. Shepard and Tracy M. Shepard each own 50 percent, and collectively own 100 percent, of the common stock of American Union Financial Corporation ("AUFC"), an Illinois corporation. Prior to June 30, 1998, neither Gregory M. Shepard nor Tracy M. Shepard directly owned any of the outstanding shares of Meridian Insurance Group, Inc. AUFC owns 100 percent of the capital stock of Direct Auto Insurance Company (formerly "Union Automobile Insurance Company"), an Illinois corporation ("Direct Auto Insurance") which in turn owns 100 percent of the capital stock of American Union Life Insurance Company, an Illinois corporation ("AULIC") and Direct Auto Indemnity Company (formerly "Prairie State Farmers Insurance Company"), an Illinois corporation ("Direct Auto Indemnity") (collectively, the "AUFC Companies"). Effective June 30, 1998, Gregory M. Shepard purchased (i) 64,290 shares of Common Stock of the Issuer from AUFC, (ii) 680,400 shares of Common Stock of the Issuer from AULIC, and (iii) 222,210 shares of the Common Stock of the Issuer from Direct Auto Indemnity. As a result of such sales to Gregory M. Shepard, no Reporting Persons other than Gregory M. Shepard have an ownership interest, either direct or beneficial, in the shares of Common Stock of the Issuer.
Gregory M. Shepard's purchase of the 966,900 shares of Common Stock in his capacity as an individual and not as a control person of the AUFC Companies is the subject of a separate Schedule 13G filed as of the date hereof.

(2) As referred to in footnote 1, while Gregory M. Shepard has ceased to be a beneficial owner of more than 5% of the Common Stock of the Issuer in his capacity as a control person, as of the date of this filing Gregory M. Shepard, in his capacity as an individual, owns 966,900 shares of Common Stock of the Issuer or 14.6% of the shares of Common Stock of the Issuer outstanding as of March 31, 1998. Such ownership is the subject of a separate
Schedule 13G filed as of the date hereof.